Blakes

Blake, Cassels & Graydon LLP
Barristers & Solicitors
Patent & Trade-mark Agents
855 - 2nd Street S.W.
Suite 3500, Bankers Hall East Tower
Calgary AB T2P 4J8 Canada
Tel: 403-260-9600 Fax: 403-260-9700

February 17, 2009

Reference: 85442/30

VIA SEDAR

TO: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Autorité des marches Financiers

Dear Sirs/Mesdames:

Re: Final Short Form Prospectus of TransGlobe Energy Corporation (the "Corporation")

We refer to the final short form prospectus dated February 17, 2009 (the "**Prospectus**") of the Corporation relating to the offering of 5,798,000 Common Shares of the Corporation.

We hereby consent to the references to our firm name on the cover page and under the headings "Eligibility for Investment" and "Interest of Experts" in the Prospectus and to the use of our opinion on the cover page and under the heading "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion referred to above or that are within our knowledge as a result of the services we performed in connection with such opinion.

This letter is solely for the information of the securities commissions named above and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

"Blake, Cassels & Graydon LLP"

30876389.1